U
SECURITIES AN
Wash

11023119

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 29 2011
WASH. D.C.
200

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 07541

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2010 (MM/DD/YY) AND ENDING 06/30/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dorsey & Company, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

511 Gravier Street
(No. and Street)

New Orleans (City) LA (State) 70130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond A. Thompson (504) 592-3266
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Malcolm M. Dienes, L.L.C.
(Name – *if individual, state last, first, middle name*)

701 Metairie Road, Suite2A301 (Address) Metairie (City) LA. (State) 70005 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 29 2011
02 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 9/12

AP 9/12

OATH OR AFFIRMATION

I, Raymond A. Thompson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dorsey & Company, Inc., as of June 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Ray Thompson
Signature

Sr. Vice President
Title

Notary Public
Marc G Dorsey LA Bar #17943

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dorsey & Company, Inc.

New Orleans, Louisiana

June 30, 2011 and 2010

MALCOLM M. DIENES, L.L.C.
Certified Public Accountants
701 Metairie Road, Suite 2A301 - Metairie, LA 70005

MALCOLM M. DIENES, L.L.C.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Dorsey & Company, Inc.
New Orleans, Louisiana

We have audited the accompanying statements of financial condition of Dorsey & Company, Inc. (the Company) as of June 30, 2011 and 2010, and the related statements of income, retained earnings, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dorsey & Company, Inc. as of June 30, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III and the audited Form X-17A-5 FOCUS Report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Malcolm M. Dienes, L.L.C.
Metairie, Louisiana
August 25, 2011

Independent Member BKR International - Represented in Major Cities Worldwide
701 Metairie Road, Suite 2A301 - Metairie, Louisiana 70005 - (504) 588-9288 - Fax (504) 588-9323 - www.malcolmdienes.com

Dorsey & Company, Inc.

Statements of Financial Condition

June 30,

Assets

	2011	2010
Cash	$ 153,689	$ 117,322
Deposits with Clearing Organizations	50,202	50,207
Securities Owned, at Market Value	1,576,275	2,184,141
Accrued Interest Receivable	16,258	18,070
Income Taxes Receivable	68,300	53,147
Property and Equipment, Net	50,865	65,266
Other Assets	80,754	28,951
Total Assets	1,996,343	2,517,104

Liabilities and Stockholders' Equity

	2011	2010
Liabilities:		
Accounts Payable	34,300	27,230
Payable to Brokers, Dealers and Clearing Organizations	43,279	125,310
Accrued Salaries & Bonuses	355,298	435,728
Accrued Liabilities	-	11,687
401(k) and Profit Sharing Plan Payable	33,408	250,024
Total Liabilities	466,285	849,979
Stockholders' Equity:		
Common Stock - Par Value $1 and $10, 2011 and 2010 Respectively (Notes 17 and 18) Shares Authorized: 200,000 Class A and 200,000 Class B at June 30, 2011 and 15,000 of Class A at June 30, 2010 Shares Issued: 100,650 Shares at June 30, 2011 and 10,000 Shares at June 30, 2010 Shares Outstanding: 51,450 Shares of Class A and 650 Shares of Class B at June 30, 2011 and 10,000 Shares of Class A at June 30, 2010	100,650	100,000
Paid in Capital	160,223	137,694
Retained Earnings	1,937,092	2,097,338
Treasury Stock, at Cost, $1 and $10, 2011 and 2010 Respectively; 48,550 Shares at June 30, 2011 and 4,855 Shares at June 30, 2010	(667,907)	(667,907)
Total Stockholders' Equity	1,530,058	1,667,125
Total Liabilities and Stockholders' Equity	$ 1,996,343	$ 2,517,104

See Accompanying Notes to Financial Statements

Dorsey & Company, Inc.

Statements of Income

For the Years Ended June 30,

	2011	2010
Income:		
Net Dealer Inventory and Investment Gains	$ 2,563,956	$ 2,669,992
Commissions	403,855	530,799
Advisory Fees	1,147,570	919,944
Interest and Dividends	337,365	496,750
Other	104,711	82,838
Total Income	4,557,457	4,700,323
Expenses:		
Advertising and Marketing	32,527	43,756
Automobile	9,473	12,737
Brokers' Services	179,773	198,289
Employee and Financial Advisor Compensation	2,835,898	2,771,833
Computer and Network	21,651	6,391
Depreciation	14,401	14,400
Donations	9,915	6,138
Dues and Subscriptions	78,240	75,874
Employee Benefit Programs	132,742	114,963
Insurance	23,443	25,380
Interest	27,444	55,197
Meals and Entertainment	23,129	12,622
Office Expense	283,554	265,203
Professional Fees	59,255	34,565
Rent - Office	80,450	84,200
Rent and Maintenance - Equipment	29,300	34,180
Taxes and Licenses	195,513	161,083
Telephone	36,524	44,987
Travel	18,280	9,706
Utilities	12,147	14,205
Other	4,399	8,393
401(k) and Profit Sharing Expense	254,331	277,409
Total Expenses	4,362,389	4,271,511
Income before Income Taxes	195,068	428,812
Income Taxes:		
Current	55,314	118,893
Net Income	$ 139,754	$ 309,919

See Accompanying Notes to Financial Statements

Dorsey & Company, Inc.

Statements of Retained Earnings

For the Years Ended June 30,

	2011	2010
Balance - Beginning of Year	$ 2,097,338	$ 2,137,419
Dividends Paid	300,000	350,000
Net Income	139,754	309,919
Balance - End of Year	$ 1,937,092	$ 2,097,338

See Accompanying Notes to Financial Statements

Dorsey & Company, Inc.

Statements of Changes in Stockholders' Equity

For the Years Ended June 30,

		Common Stock		Paid-In Capital		Retained Earnings		Treasury Stock		Total
Balance - 2009	$	100,000	$	137,694	$	2,137,419	$	(667,907)	$	1,707,206
Dividends Paid		-		-		350,000		-		350,000
Net Income		-		-		309,919		-		309,919
Balance - 2010		100,000		137,694		2,097,338		(667,907)		1,667,125
Dividends Paid		-		-		300,000		-		300,000
Issuances of Stock		650		22,529		-		-		23,179
Net Income		-		-		139,754		-		139,754
Balance - 2011	$	100,650	$	160,223	$	1,937,092	$	(667,907)	$	1,530,058

See Accompanying Notes to Financial Statements

Dorsey & Company, Inc.

Statements of Cash Flows

For the Years Ended June 30,

		2011		2010
Cash Flows from Operating Activities:				
Net Income	$	139,754	$	309,919
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:				
Depreciation		14,401		14,400
Other Adjustments to Capital		23,179		-
(Increase) Decrease in Assets:				
Receivable from Brokers, Dealers and Clearing Organizations		-		778,935
Deposits with Clearing Organizations		5		(207)
Securities Owned		607,866		(629,723)
Accrued Interest Receivable		1,812		13,460
Income Tax Receivable		(15,153)		(201,176)
Other Assets		(51,803)		(5,605)
Increase (Decrease) in Liabilities:				
Accounts Payable and Accrued Expenses		(85,047)		(139,183)
Payable from Brokers, Dealers and Clearing Organizations		(82,031)		125,310
401(k)and Profit Sharing Plan Payable		(216,616)		178,817
Net Cash Provided by Operating Activities		336,367		444,947
Cash Flows Used by Investing Activities:				
Purchase of Property and Equipment		-		(24,113)
Cash Flows from Financing Activities:				
Dividends Paid		(300,000)		(350,000)
Net Cash Used by Financing Activities		(300,000)		(350,000)
Net Increase in Cash		36,367		70,834
Cash at Beginning of Year		117,322		46,488
Cash at End of Year	$	153,689	$	117,322
Supplemental Disclosures of Cash Flow Information:				
Cash Paid During the Year for:				
Interest	$	27,444	$	55,197
Income Taxes	$	74,834	$	119,308

See Accompanying Notes to Financial Statements

Dorsey & Company, Inc.

Notes to Financial Statements

For the Years Ended June 30, 2011 and 2010

1. Business Activity

Dorsey & Company, Inc. is located in New Orleans, Louisiana and provides professional investment counseling, securities brokerage, and other financial services to clientele.

2. Summary of Significant Accounting Policies

A summary of significant accounting policies consistently applied in the preparation of the accompanying financial statements is as follows:

Securities Transactions

Customer securities transactions are recorded on a trade date basis with related commission income and expenses recorded on a trade date basis. The Company's security transactions are recorded on a trade date basis.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of 3 to 39 years.

Marketable Securities

Marketable securities are valued at fair market value. The resulting difference between cost and market is included in income.

Cash Equivalents

The Company considers all short-term investments with a maturity of three months or less to be cash equivalents.

2. Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

3. FASB Codification

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification (ASC) and the Hierarchy Of Generally Accepted Accounting Principles - A Replacement of FASB Statement No. 162 (SFAS 168). SFAS 168 establishes the FASB Accounting Standards Codification (the Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with GAAP.

SFAS 168 is effective for financial statements issued for annual periods ending after September 15, 2009. Therefore, the Company is using the new Codification when referring to GAAP in its financial statements for the years ended June 30, 2011 and 2010. The adoption of this standard did not have an impact on the Company's financial statements.

4. Newly Issued and Applicable Accounting Pronouncements

In January 2010, the FASB issued ASU No. 2010-06, *Fair Value Measurements and Disclosures,* (ASU No. 2010-06) which amended ASC Topic 820, *Fair Value Measurements and Disclosures*, (ASC Topic 820) by requiring disclosure of significant transfers between Levels 1 and 2 and transfers into and out of Level 3 of the fair value hierarchy and the reasons for those transfers.

4. Newly Issued and Applicable Accounting Pronouncements (Continued)

In addition, ASU No. 2010-06 amends the reconciliation of the beginning and ending balances of Level 3 recurring fair value measurements to present information about purchases, sales, issuances and settlements on a gross basis rather than as a net number. Finally, ASU No. 2010-06 requires fair value disclosures for each class of assets and liabilities. Prior to the issuance of ASU 2010-06, the guidance in ASU 820 required that the fair value disclosure of assets and liabilities be made for each major category. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which is effective for fiscal years beginning after December 15, 2010. The Company adopted the required provisions of ASU No. 2010-06 on January 1, 2010. The adoption of ASU No. 2010-06 did not have a material impact on the Company's financial statements.

5. Securities Owned

Securities owned consist of trading securities at quoted market values as follows:

	2011	2010
Government Bonds	$ -	$ 10,518
State and Municipal Bonds	1,504,778	1,922,824
Corporate Stocks	71,497	250,799
Total	$ 1,576,275	$ 2,184,141

6. Fair Value Measurements

ASC 820- Fair Value Measurements and Disclosures defines fair value as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a hierarchy for

6. Fair Value Measurements (Continued)

orderly transactions between market participants at the measurement date. ASC 820 also establishes a hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available. Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the company has the ability to access. This category includes active exchange-traded money market funds, mutual funds, and equity securities.

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. This category includes corporate debt securities, certificates of deposit, commercial paper, U.S.

6. Fair Value Measurements (Continued)

agency and municipal debt securities, and U.S. Treasury securities.

Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

Assets and Liabilities Recorded at Fair Value

The Company's assets recorded at fair value include certain investments segregated and on deposit for regulatory purposes and securities owned. The Company uses prices obtained from an independent third-party pricing service to measure the fair value of certain investment securities. The Company validates prices received from the pricing service using various methods including comparison to quoted market prices, where available. The Company does not adjust the prices received from the independent third-party pricing service unless such prices are inconsistent with ASC 820 and result in a material difference in the recorded amounts. At June 30, 2011, the Company did not adjust prices received from the independent third-party pricing service.

The following table presents the Company's Investment fair value hierarchy as of June 30, 2011:

Company Investments at fair value as of June 30, 2011

	Level 1	Level 2	Level 3	Balance at Fair Value
Securities Owned	$ 71,497	$ 1,504,778	$ -	$ 1,576,275
Total Investment	$ 71,497	$ 1,504,778	$ -	$ 1,576,275

For the year ended June 30, 2011, there were no transfers in or out of levels 1, 2 and 3.

6. Fair Value Measurements (Continued)

Company Investments at fair value as of June 30, 2010

	Level 1	Level 2	Level 3	Balance at Fair Value
Securities Owned	$ 61,317	$ 1,922,824	$ 200,000	$ 2,184,141
Total Investment	$ 61,317	$ 1,922,824	$ 200,000	$ 2,181,141

Other financial instruments consist mainly of cash in banks, receivables from brokers, dealers and clearing organizations, and accounts payable. The carrying amounts of these financial assets and liabilities approximate their fair values because of the short maturity of these instruments and market rates of interest.

7. Property and Equipment

Property and equipment consists of the following:

	2011	2010
Leasehold Improvements	$ 61,669	$ 61,669
Furniture and Equipment	170,442	170,442
Less: Accumulated Depreciation	(181,246)	(166,845)
Total Property and Equipment	$ 50,865	$ 65,266

Depreciation expense for June 30, 2011 and 2010, amounted to $14,401 and $14,400, respectively.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital and net capital requirements were as follows:

	2011	2010
Net Capital	$ 1,208,493	$ 1,189,880
Net Capital Requirements	(250,000)	(250,000)
Excess of Required Net Capital	$ 958,493	$ 939,880
Aggregate Indebtedness	$ 707,054	$ 1,074,508
Ratio of Aggregate Indebtedness to Net Capital	0.59 to 1	0.90 to 1

9. Liabilities Subordinated to Claims of General Creditors

At June 30, 2011 and 2010, the Company did not have any liabilities subordinated to claims of general creditors.

10. Profit Sharing Plan and 401(k)

The Company has a noncontributory profit sharing plan covering substantially all employees. The Company may contribute amounts as determined by the Board of Directors, but not in excess of the maximum deduction allowable for income tax purposes. Contributions to the Plan for the years ended June 30, 2011 and 2010, totaled $190,000 and $215,000, respectively.

10. Profit Sharing Plan and 401(k) (Continued)

The Company adopted a 401(k) retirement plan for its employees effective July 1, 1999. Employees are eligible to participate after one year of service and attaining the age of 21. Under the terms of the Plan, employees are entitled to contribute up to 20% of their total compensation within limitations established by the Internal Revenue Code. At the discretion of the Board of Directors, the Company may make contributions based on a percentage of each employee's compensation. Contributions to the Plan for the years ended June 30, 2011 and 2010, totaled $64,331 and $62,409, respectively.

11. Concentration of Credit Risk Arising from Cash Deposits in Excess of Insured Limits

The Company maintains its cash balances in one financial institution located in New Orleans, Louisiana. The balances are insured up to $250,000 by the Federal Deposit Insurance Corporation. At June 30, 2011, the Company had no uninsured balances.

12. Risks and Uncertainties

The Company invests in various securities including Municipal Bonds, U.S. government securities, and corporate stock. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the Company's financial statements.

Dorsey & Company, Inc.

Notes to Financial Statements

For the Years Ended June 30, 2011 and 2010

13. Income Taxes

The reconciliation of net income to taxable income is as follows:

	2011	2010
Net Income before Income Taxes	$ 195,068	$ 428,812
Federal Income taxes	(55,314)	-
Federal Non-Deductible Expenses	119,708	63,973
Federal Non-Taxable Income	(75,564)	(131,524)
Federal Tax Deductions for Returns	-	(10,624)
Taxable Income before Net Operating Loss and Special Deductions	183,898	350,637
Special Deductions	(163)	(953)
Taxable Income	$ 183,735	$349,684

Income Taxes

Income taxes consist of the following:

	2011	2010
Federal	$ 55,314	$ 118,893
State	-	-
Total	$ 55,314	$ 118,893

14. Commitments and Contingencies

Leases

The Company leases it's New Orleans office from an officer/stockholder under a seventeen-year lease expiring

14. Commitments and Contingencies (Continued)

on November 30, 2021. The monthly rate is $5,975. Rent paid under this lease for the years ended June 30, 2011 and 2010, totaled $71,700 for each year.

The required minimum lease payments are as follows:

Fiscal Year Ending June 30,	Amount
2012	$ 71,700
2013	71,700
2014	71,700
2015	71,700
2016	71,700
Thereafter	$352,525

15. Related Party Transactions

The Company has related party rental transactions with a stockholder/officer of the corporation as discussed in Note 14.

16. Contingencies

The Company is involved in legal disputes, both for and against the Company, arising in the normal course of business. Management believes that any financial liability that may be incurred in settlement of the disputes would not be material to the Company's financial position.

17. Authorized Share Capital

On November 1, 2010, the Board of Directors (the Board) resolved to amend Article IV of the Articles of Incorporation of the Company increasing the authorized number of shares of the Company from 10,000 shares of common stock to 400,000 shares of common stock. The 400,000 shares consist solely of (i) 200,000 shares of Class A common stock with a par value of $1.00 per share,

17. Authorized Share Capital (Continued)

and (ii) 200,000 shares of Class B common stock with a par value of $1.00 per share. Each share of Class B common stock has one-tenth of the vote of a share of Class A common stock.

On November 1, 2010, the Board also authorized the adoption of the Dorsey & Company, Inc. Stock Award Plan (the Plan) effective November 1, 2010, for Class B shareholders.

18. Class A Common Stock Split

On November 1, 2010, the Board resolved and approved the issuance of ten Class A shares of common stock with a $1 par value for every one Class A share of common stock previously held as of November 1, 2010 with a $10 par value. The impact of this common stock split was to increase the issued shares to 100,650 shares of Class A and outstanding shares to 51,450 shares of Class A as of June 30, 2011. Both the issued and outstanding shares of Class A were 10,000 shares as of June 30, 2010.

19. The Dodd-Frank Act

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) became law. While certain portions of the Dodd-Frank Act were effective immediately, other portions will be effective only following extended transition periods. At this time, it is difficult to assess fully the impact that the Dodd-Frank Act will have on the Company, if any, and on the financial services industry in general.

As a direct result of the Dodd-Frank Act, the Securities and Exchange Commission has proposals that require some broker-dealers to engage an independent public accountant to examine and provide an opinion concerning

19. The Dodd-Frank Act (Continued)

the broker-dealers compliance with key regulatory requirements. The Company has received the related examination report dated August 25, 2011 with an unqualified opinion.

20. Uncertain Tax Positions

Accounting principles generally accepted in the United States of America require Company management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Company management has analyzed the tax positions taken by the Company, and has concluded that as of June 30, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

21. Reclassification

For comparative purposes certain items in the prior year financial statements have been reclassified to conform to the current year's presentation.

22. Subsequent Events

The Company evaluated all subsequent events through August 25, 2011, which is the date the financial statements were available to be issued.

Dorsey & Company, Inc.

Supplemental Information Reports

June 30, 2011

MALCOLM M. DIENES, L.L.C.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT
On Internal Control Required by SEC Rule 17a-5 (g) (1) for Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors and Stockholders of
Dorsey & Company, Inc.
New Orleans, Louisiana

In planning and performing our audit of the financial statements of Dorsey & Company, Inc., (the "Company"), as of and for the year ended June 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit the attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at June 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Malcolm M. Dienes, L.L.C.
Metairie, Louisiana
August 25, 2011

Dorsey & Company, Inc.

Computation of Net Capital Under Rule 15c3-1 of
The Securities and Exchange Commission

June 30, 2011

Net Capital:	
Total Stockholders' Equity	$ 1,530,058
Non-Allowable Assets:	
Property and Equipment	50,865
Other Assets - Miscellaneous	149,055
Net Capital before Haircuts	1,330,138
Haircuts on Securities:	
Reductions in Value of Trading and Investment Securities and Underwriting Commitments	121,645
Net Capital	1,208,493
Less: The Greater of $250,000 or 6 2/3% of Aggregate Indebtedness	250,000
Excess Net Capital	$ 958,493
Aggregate Indebtedness:	
Accounts Payable and Accrued Expenses	$ 707,054
Ratio of Aggregate Indebtedness To Net Capital	0.59 to 1

Dorsey & Company, Inc.

Reconciliation of Audited and Unaudited Financial Statements

June 30, 2011

Total Assets Per Unaudited Financial Statements	Total Assets Per Audited Financial Statements	Difference
$ 2,237,112	$ 1,996,343	$ 240,769

Reconciliation of Total Assets per Financial Statements to Total Assets per Focus Report

Total Assets per Focus Report	$ 2,237,112
First Clearing LLC (FCC) Receivable Reclassified to Liabilities to Offset Amount Due to FCC	(240,769)
Total Assets per Financial Statements	$ 1,996,343

Dorsey & Company, Inc.

Reconciliation of Audited and Unaudited Financial Statements (Continued)

June 30, 2011

Total Liabilities and Equity Per Unaudited Financial Statements	Total Liabilities and Equity Per Audited Financial Statements	Difference
$ 707,054	$ 466,285	$ 240,769

Reconciliation of Total Liabilities & Equity per Financial Statements to Total Liabilities & Equity per Focus Report

Total Liabilities per Focus Report	$ 707,054
First Clearing LLC (FCC) Receivable Reclassified to Liabilities to Offset Amount Due to FCC	(240,769)
Total Liabilities per Financial Statements	$ 466,285

Dorsey & Company, Inc.

Statements Regarding Material Inadequacies

June 30, 2011

No material inadequacies were found to exist since the date of our previous audit, June 30, 2010.

The system of internal control and the internal procedures and safeguards adopted for the protection of customers' securities were reviewed by us and are adequate. See separate report on internal control.

There were no material irreconcilable differences between the unaudited and audited Focus Report.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM X-17A-5

FOCUS REPORT
(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER: DORSEY & COMPANY, INC. [13]

SEC. FILE NO.: 8-07541 [14]

FIRM ID NO.: 1668 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

511 GRAVIER STREET [20]
(No. and Street)

NEW ORLEANS [21] (City) LA [22] (State) 70130-2701 [23] (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 07/01/10 [24]

AND ENDING (MM/DD/YY): 06/30/11 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: RAYMOND A THOMPSON [30]

(Area code) - Telephone No.: (504) 524-5431 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT | OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [Y] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 26th day of August 2011

Manual Signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) Ray Thompson
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINRA

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER			
DORSEY & COMPANY, INC.	N	3	[100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 06/30/11 [99]
SEC FILE NO. 8-07541 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 153,689 [200]		$ 153,689 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	257,035 [295]		
B. Other	50,206 [300]	$ [550]	307,241 [810]
3. Receivables from non-customers	[355]	[600]	[830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	1,504,778 [418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	71,492 [424]		
E. Spot commodities	[430]		1,576,270 [850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.	[490]	50,866 [680]	50,866 [920]
11. Other assets	[535]	149,055 [735]	149,055 [930]
12. Total Assets	$ 2,037,200 [540]	$ 199,921 [740]	$ 2,237,121 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

DORSEY & COMPANY, INC. as of 06/30/11

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account	284,051	1114		1315	284,051	1560
B. Other		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	423,003	1205		1385	423,003	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1(d)) of ...... $ [980]						
B. Securities borrowings, at market value from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ [1000]						
2. includes equity subordination (15c3-1(d)) of ...... $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 707,054	1230	$	1450	$ 707,054	1760

Ownership Equity

21. Sole proprietorship		$	1770
22. Partnership (limited partners)	$ [1020]		1780
23. Corporation:			
A. Preferred stock		100,650	1791
B. Common stock			1792
C. Additional paid-in capital		160,223	1793
D. Retained earnings		1,937,101	1794
E. Total		2,197,974	1795
F. Less capital stock in treasury		(667,907)	1796
24. TOTAL OWNERSHIP EQUITY		$ 1,530,067	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 2,237,121	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

DORSEY & COMPANY, INC. as of 06/30/11

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 1,530,067	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			1,530,067	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 1,530,067	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 199,921	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(199,921)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 1,330,146	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities	91,509	3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	30,136	3734		
D. Undue concentration		3650		
E. Other (List)		3736	(121,645)	3740
10. Net Capital			$ 1,208,501	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

DORSEY & COMPANY, INC. as of 06/30/11

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	47,137	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	250,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	250,000	3760
14. Excess net capital (line 10 less 13)	$	958,501	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	908,501	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	707,054	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	707,054	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	58.51	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

DORSEY & COMPANY, INC.

For the period (MMDDYY) from 07/01/10 [3932] to 06/30/11 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 19,978	3935
b. Commissions on listed option transactions	15,885	3938
c. All other securities commissions	367,989	3939
d. Total securities commissions	403,852	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading	2,019,863	3949
c. Total gain (loss)	2,019,863	3950
3. Gains or losses on firm securities investment accounts		3952
4. Profits (losses) from underwriting and selling groups	214,383	3955
5. Revenue from sale of investment company shares	525,933	3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services	1,147,571	3975
8. Other revenue	245,856	3995
9. Total revenue	$ 4,557,458	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers			1,223,523	4120
11. Other employee compensation and benefits			2,133,733	4115
12. Commissions paid to other brokers-dealers				4140
13. Interest expense			27,443	4075
a. Includes interest on accounts subject to subordination agreements		4070		
14. Regulatory fees and expenses				4195
15. Other expenses			977,691	4100
16. Total expenses			$ 4,362,390	4200

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)			$ 195,068	4210
18. Provision for Federal income taxes (for parent only)			55,310	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4238		
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items			$ 139,758	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal Income taxes and extraordinary items		4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

DORSEY & COMPANY, INC.

For the period (MMDDYY) from 07/01/10 to 06/30/11

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 1,667,130	4240
A. Net income (loss)		139,758	4250
B. Additions (includes non-conforming capital of	$ [4262])	23,179	4260
C. Deductions (includes non-conforming capital of	$ [4272])	(300,000)	4270
2. Balance, end of period (from item 1800)		$ 1,530,067	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (from item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

DORSEY & COMPANY, INC. as of 06/30/11

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) .... $ ______ [4550]

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained .... ______ [4560]

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon

FIRST CLEARING LLC [4335] X [4570]

D. (k) (3) - Exempted by order of the Commission .... ______ [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL	$ [4699]		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities

Dorsey & Company, Inc.

Agreed Upon Procedures

June 30, 2011

MALCOLM M. DIENES, L.L.C.
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholders of
Dorsey & Company, Inc.

We have performed the procedures enumerated below, which were agreed to by Dorsey & Company, Inc. (the Company), solely to assist you in evaluating the accompanying computation of the Securities Investor Protection Corporation General Assessment Form SIPC-7 for the period July 1, 2010 through June 30, 2011. The Company's management is responsible for the computation of the Securities Investor Protection Corporation Form SIPC-7. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Our procedures and findings are as follows:

1. Compared listed assessment payment with respective cash disbursement records entries;
2. Compared amounts reported on the Form X-17A-5 for the period July 1, 2010 through June 30, 2011, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules supporting adjustments; and
5. Compared the amount of payments applied to the amounts included on Form SIPC-7;
6. There were no findings.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the accompanying computation of the Securities Investor Protection Corporation Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Dorsey & Company, Inc and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

Malcolm M. Dienes, L.L.C.

Metairie, LA
August 25, 2011

Independent Member BKR International - Represented in Major Cities Worldwide
701 Metairie Road, Suite 2A301 - Metairie, Louisiana 70005 - (504) 588-9288 - Fax (504) 588-9323 - www.malcolmdienes.com

Dorsey & Company, Inc.

Computation of Securities Investor Protection Corporation

General Assessment

For the period from July 1, 2010 through June 30, 2011

The Securities Investor Protection Corporation assessment payment for the period July 1, 2010 through June 30, 2011 was made on January 31, 2011 in the amount of $5,022.53 and on August 25, 2011 in the amount of $4,822.76. The assessment was computed as follows:

Total Revenue	4,557,457
Less: Revenues from the Distribution of Shares of a Registered Company or Unit Investment Trust, from Sale of Variable Annuities, from Business of Insurance, from Investment Advisory Services rendered to Registered Investment Companies or Insurance Company Separate Accounts, and from transactions in Security Futures Contract	(427,687)
Commissions, Floor Brokerage and Clearance paid to other Brokers and Dealers in connection with Securities Transactions	(164,213)
Interest and Dividend Expense but not in excess of Total Interest and Dividend Income	(27,443)
SIPC Gross Revenues	3,938,114
General Assessment Rate	0.0025
General Assessment for the Year	9,845